SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1 )(1)


                           U.S. Energy Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    902951102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Allen J. Rothman
                          c/o U.S. Energy Systems, Inc.
                           One North Lexington Avenue
                             White Plains, NY 10601
                                 (212)603-6366

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 14, 2001

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.902951102                    13D                   Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Lawrence Schneider
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


    USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,743,771

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,258,193
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,743,771

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,258,193

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   7,001,694
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


   37.4
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


   IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.902951102            13D                   Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Henry Schneider
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


    USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         888,591

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,147,081
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         888,591

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,147,081

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   5,035,672
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


   29.7
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*


   IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.902951102                   13D                   Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Energy Systems Investors, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC-00
____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,147,081
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,147,081

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   4,147,081
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


   25.8
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*


   00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.902951102                   13D                   Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Energy Systems Investors II, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC-00
____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,147,081
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,147,081

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


   4,147,081
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


   25.8
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*


   00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

                  This filing relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of U.S. Energy Systems, Inc. ("US Energy"). The principal executive offices of US Energy are located at One North Lexington Avenue, White Plains, New York 10601.

Item 2. Identity and Background

                  (a) The persons filing this Amendment No.1 to Schedule 13D are Lawrence Schneider, Henry Schneider, Energy Systems Investors, LLC ("ESI") and Energy Systems Investors II, LLC ("ESI II"). (Lawrence Schneider and Henry Schneider are referred to collectively herein as the "Schneiders", ESI and ESI II are referred to collectively herein as the "ESI Entities", and the Schneiders and the ESI Entities are referred to collectively herein as the "Reporting Persons". Henry Schneider is Lawrence Schneider's son). ESI and ESI II are limited liability companies organized under the laws of the State of Delaware. ESI is managed by ESI II; ESI II is managed by its members who are the Schneiders. The principal businesses activity of the ESI Entities is managing investments.

                  (b) The address for each of the ESI Entities is c/o Henry Schneider, 185 East 85th Street, Apt. 28E, New York, NY 10028.

                  (c) The principal occupation of the Schneiders is that of officers of US Energy. Their business address is c/o US Energy Systems, Inc., One North Lexington Avenue, White Plains, New York 10601.

                  (d) During the past five years, none of the Schneiders nor the ESI Entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of the Schneiders nor the ESI Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Schneiders are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

                  In July 2000, ESI paid US Energy approximately $7.75 million for 861,110 shares of Series A Preferred Stock, of which approximately $7.74 million was paid pursuant to a one year limited recourse promissory note (the "Note") issued by ESI to US Energy and was secured by ESI's pledge of such shares. Subsequent to the issuance of this note and in connection with the Plan of Recapitalization (as defined) and the issuance of certain of the Series B Warrants, the purchase price for the 861,110 shares of Series A Preferred and the principal amount of this note were each reduced by approximately $345,000 - such reduction of approximately $345,000, however, was offset by the payment to US Energy of an equivalent amount by two investors who acquired Series B Warrants in connection with their obtaining interest in ESI as contemplated by the Plan of Recapitalization. The Note, as so adjusted, was paid in May 2001; the payment of the Note was funded principally by the issuance of Class A Interests in ESI to approximately six investors for approximately $7.4 million. The Reporting Persons do not believe that the identity of such investors is material.

                  In December 2001, a plan of recapitalization (the "Plan of Recapitalization") was effected pursuant to which all the 1,138,888 outstanding shares of Series A Preferred Stock were exchanged for an equal number of shares of Series D Preferred Stock and Series B Warrants (with a per share exercise price of $4.00 and which expire in July 2005) to acquire 1.5 million shares of Common Stock, of which warrants to acquire 702,641 shares of Common Stock were issued to ESI.

Item 4.  Purpose of Transaction

                  The Reporting Persons acquired the securities beneficially owned by them for investment purposes. The Reporting Persons have, as of the date hereof, no current plans or proposals which relate to or would result in:

                  (a) The acquisition or disposition by any person of additional securities of US Energy;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving US Energy or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of US Energy or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of US Energy, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of US Energy;

                  (e) Any material change in the present capitalization or dividend policy of US Energy;

                  (f) Any other material change in US Energy's business or corporate structure;

                  (g) Changes in US Energy's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of US Energy by any person;

                  (h) Causing a class of securities of US Energy to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of US Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j)      Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Lawrence Schneider
------------------

                  Lawrence Schneider beneficially owns 7,001,694 shares of Common Stock, including (i) 206,971 shares of Common Stock, (ii) 4,355,552 shares of Common Stock issuable upon conversion of 1,088,888 shares of Series D Preferred Stock (including the 3,444,440 shares of Common Stock issuable upon conversion of the 861,110 shares of Series D Preferred Stock beneficially owned by the ESI Entities and which he may be deemed to beneficially own because he is a manager of ESI II, which is the manager of ESI (the "Relationship"), (iii) options to acquire 1,436,800 shares of Common Stock and (iv) Series B Warrants to acquire 1,002,641 shares of Common Stock (including 702,641 shares of Common Stock issuable upon exercise of Series B Warrants owned by the ESI Entities (which he may be deemed to beneficially own because of the Relationship)). Lawrence Schneider has sole power to vote and direct the disposition of 2,743,771 shares of Common Stock and shares (with Henry Schneider and the ESI Entities) the power to vote and direct the disposition of 4,258,193 shares of Common Stock. Mr. Schneider may be deemed to beneficially own 37.4% of the outstanding shares of Common Stock.

Henry Schneider
---------------

                  Henry Schneider beneficially owns 5,035,672 shares of Common Stock including (i) 7,037 shares of Common Stock, (ii) 3,644,440 shares of Common Stock issuable upon conversion of 911,110 shares of Series D Preferred Stock (including the 3,444,440 shares of Common Stock issuable upon conversion of the 861,110 shares of Series D Preferred Stock beneficially owned by the ESI Entities and which he may be deemed to beneficially own because of the Relationship), (iii) options to acquire 615,700 shares of Common Stock and (iv) Series B Warrants to acquire 768,495 shares of Common Stock (including 702,641 shares of Common Stock issuable upon exercise of Series B Warrants which he may be deemed to beneficially own because of the Relationship). Henry Schneider has the sole power to vote and direct the disposition of 888,591 shares of Common Stock and shares (with Lawrence Schneider and the ESI Entities) the power to vote and direct the disposition of 4,147,081 shares of Common Stock. Henry Schneider may be deemed to beneficially own 29.7% of the outstanding shares of Common Stock.

ESI and ESI II
--------------

                  Each of ESI and ESI II beneficially owns 4,147,081 shares of Common Stock, including (i) 3,444,440 shares of Common Stock issuable upon conversion of the 861,110 shares of Series D Preferred Stock and (ii) Series B Warrants to acquire 702,641 shares of Common Stock. The power to vote and direct the disposition of these securities is shared by and among Lawrence Schneider, Henry Schneider, ESI and ESI II. Each of the ESI Entities may be deemed to beneficially own 25.8% of the outstanding shares of Common Stock.

Reporting Persons
-----------------

         The Reporting Persons collectively may be deemed to beneficially own 7,524,701 shares of Common Stock (i) including 214,008 shares of Common Stock,
(ii) 4,555,552 shares of Common Stock issuable upon conversion of 1,138,888 shares of Series D Preferred Stock (including the 3,444,440 shares of Common Stock issuable upon conversion of the 861,110 shares of Series D Preferred Stock beneficially owned by the ESI Entities), (iii) options to acquire 2,052,500 shares of Common Stock and (iv) Series B Warrants to acquire 1,068,495 shares of Common Stock (including 702,641 shares of Common Stock issuable upon exercise of the Series B Warrants).

Information Regarding Calculation of Percentage of Ownership
-------------------------------------------------------------

         In calculating the percentage ownership noted herein, the Reporting Persons relied on U.S. Energy's proxy statement dated May 7, 2002 which reported that as of December 31, 2001 there were 11,950,337 shares of Common Stock outstanding. These calculations were made in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

Item 6. Contracts, Agreements, Undertakings or Relationships with Respect to Securities of the Issuer.


         Lawrence Schneider and Henry Schneider are the two sole members of ESI II and the Schneiders and ESI are the only Class B Members of ESI. ESI, the Class A Members of ESI, and Lawrence Schneider, Henry Schneider and ESI II, as the Class B Members of ESI, are the parties to the Amended and Restated Operating Agreement of Energy Systems Investors LLC (the "ESI Operating Agreement"), which, among other matters, sets forth the rights and obligations of the Class A Interests and the Class B Interests and which provides that generally (i) ESI II will be the managing member of ESI, (ii) ESI II as the managing member shall make all decisions concerning the voting of all US Energy securities held by ESI, (iii) ESI II as the managing member shall decide whether ESI shall sell, distribute, exercise or convert the US Energy securities owned by it, (iv) ESI II as the managing member may cause ESI to redeem (for the redemption price determined in accordance with the Operating Agreement) any or all of the Class A Interests for cash or assets (including U.S. Energy securities) if the US Energy common stock has been trading for at least $6.00 for at least 20 consecutive days, (iv) ESI II as the managing member may cause ESI to redeem (for the redemption price determined in accordance with the Operating Agreement) all of the Class A Interests for cash or assets (including U.S. Energy securities) on the fourth anniversary of the issuance of the Class A Interests and (v) the termination of ESI. Upon the redemption of all of the Class A Interests, the holders of the Class B Interests (currently Larry Schneider, Henry Schneider and ESI II) would be the sole holders of interests in ESI.


Item 7. Exhibits


99.7 - Joint Filing Statement

99.8 - Amended and Restated Operating Agreement of Energy Systems Investors LLC by and among Energy Systems Investors LLC, Energy Systems Investors II LLC, Lawrence Schneider and Henry Schneider.




                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.


Date: August 5, 2002            /s/ Lawrence I. Schneider
                                   ---------------------
                                    Lawrence I. Schneider